UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

Microsoft Corporation

(Exact Name of Registrant as Specified in Its Charter)

Washington	0-14278	91-1144442
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Microsoft Way, Redmond, Washington	98052-6399
(Address of Principal Executive Offices)	(Zip Code)

Holly Evans                    (202) 263-5915

(Name and telephone number of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Items 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of The Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://www.microsoft.com/About/CorporateCitizenship/en-us/working-responsibly/principled-business-practices/responsible-sourcing/.

Section 2 - Exhibits

Item 2.01 – Exhibits

Exhibit 1.01 - Conflict Minerals Report is attached per Section 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MICROSOFT CORPORATION (Registrant)

/s/ Bradford L. Smith	June 1, 2015
Bradford L. Smith Executive Vice President, General Counsel and Secretary